FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

July 20, 2006

Rubicon Minerals Corporation

(Translation of Registrant’s Name into English)

1540 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	___X___	Form 40-F	______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	______	No	___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXHIBIT LIST

Exhibit	Description
EX-99.1	2006 NOTICE OF ANNUAL AND SPECIAL MEETING, DIRECTORS REPORT TO SHAREHOLDERS, MANAGEMENT INFORMATION CIRCULAR
EX-99.2	SCHEDULE A - RUBICON FINANCIAL STATEMENTS FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003 AND THE AUDITOR'S REPORT THEREON
EX-99.3	SCHEDULE A - RUBICON MANAGEMENT DISCUSSION AND ANALYSIS OF RUBICON FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
EX-99.4	SCHEDULE A - RUBICON INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2006
EX-99.5	SCHEDULE A - PRO-FORMA CONSOLIDATED BALANCE SHEET OF RUBICON AS AT MARCH 31, 2006
EX-99.6	SCHEDULE A - PRO-FORMA BALANCE SHEET OF PARAGON AS AT MARCH 31, 2006
EX-99.7	SCHEDULE A - PRO-FORMA BALANCE SHEET OF COPPERCO AS AT MARCH 31, 2006
EX-99.8	SCHEDULE A - AUDITED FINANCIAL STATEMENTS OF AFRICO FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2005 AND 2004
EX-99.9	SCHEDULE A - INTERIM FINANCIAL STATEMENTS OF AFRICO FOR THE THREE MONTHS ENDED MARCH 31, 2006
EX-99.10	SCHEDULE A - AUDITED BALANCE SHEET OF PARAGON AS AT JULY 4, 2006
EX-99.11	SCHEDULE A - AUDITED BALANCE SHEET OF COPPERCO AS AT JULY 4, 2006
EX-99.12	SCHEDULE B - INTERIM ORDER
EX-99.13	SCHEDULE C - NOTICE OF HEARING OF PETITION FOR FINAL ORDER
EX-99.14	SCHEDULE D - ARRANGEMENT AGREEMENT
EX-99.15	SCHEDULE E - ARRANGEMENT RESOLUTION
EX-99.16	SCHEDULE F - PARAGON STOCK OPTION PLAN RESOLUTION
EX-99.17	SCHEDULE G - COPPERCO STOCK OPTION PLAN RESOLUTION
EX-99.18	SCHEDULE H - SHAREHOLDER RIGHTS PLAN RESOLUTION
EX-99.19	SCHEDULE I - INFORMATION CONCERNING RUBICON AFTER THE ARRANGEMENT
EX-99.20	SCHEDULE J - INFORMATION CONCERNING PARAGON AFTER THE ARRANGEMENT
EX-99.21	SCHEDULE K - INFORMATION CONCERNING COPPERCO AFTER THE ARRANGEMENT
EX-99.22	SCHEDULE L - DISSENT RIGHTS
EX-99.23	SCHEDULE M - RISK FACTORS
EX-99.24	SCHEDULE N - DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

RUBICON MINERALS CORPORATION
Date: July 20, 2006 By:	“Robert Lewis” Robert Lewis CFO